UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TWC Tech Holdings II Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

90117G105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90117G105

1.	Names of Reporting Persons TWC Tech Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,912,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,912,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,912,500(1)2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90117G105

1.	Names of Reporting Persons TWC SPAC Aggregator II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,912,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,912,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,912,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90117G105

1.	Names of Reporting Persons TWC Employee SPAC Aggregator II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,912,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,912,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,912,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90117G105

1.	Names of Reporting Persons True Wind Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,912,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,912,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,912,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90117G105

1.	Names of Reporting Persons True Wind Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,912,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,912,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,912,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90117G105

1.	Names of Reporting Persons Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,912,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,912,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,912,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90117G105

1.	Names of Reporting Persons James H. Greene, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,912,500(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,912,500(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,912,500(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.9%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-240330). TWC Tech Holdings II, LLC is the record holder of the shares of Class B common stock reported herein. TWC SPAC Aggregator II, LLC is the managing member of TWC Tech Holdings II, LLC. TWC Employee SPAC Aggregator II, LLC is the managing member of TWC SPAC Aggregator II, LLC. True Wind Capital Management, L.P. is the managing member of TWC Employee SPAC Aggregator II, LLC. True Wind Capital Management GP, LLC, is the general partner of True Wind Capital Management, L.P. As the managing members of True Wind Capital Management GP, LLC, Mr. Greene and Mr. Clammer may be deemed to have or share beneficial ownership of the Class B common stock held directly by TWC Tech Holdings II, LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Excludes 9,666,667 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 60,000,000 shares of Class A common stock issued and outstanding and 15,000,000 shares of Class B common stock issued and outstanding as of November 16, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

Item 1(a).	Name of Issuer

TWC Tech Holdings II Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

Item 2(a).	Names of Persons Filing

TWC Tech Holdings II, LLC, TWC SPAC Aggregator II, LLC, TWC Employee SPAC Aggregator II, LLC, True Wind Capital Management, L.P., True Wind Capital Management GP, LLC, Adam H. Clammer and James H. Greene, Jr. (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

Item 2(c).	Citizenship

Each of TWC Tech Holdings II, LLC, TWC SPAC Aggregator II, LLC, TWC Employee SPAC Aggregator II, LLC and True Wind Capital Management GP, LLC is a limited liability company formed in Delaware. True Wind Capital Management L.P. is a limited partnership formed in Delaware. Each of Adam H. Clammer and James Greene, Jr. is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to TWC Tech Holdings II, LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

90117G105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own 14,912,500 of the Issuer’s shares of Class B common stock, representing 19.9% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the issued and outstanding shares of Class B common stock of the Issuer. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s Business Combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-240330).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 60,000,000 of Class A common stock issued and outstanding and 15,000,000 shares of Class B common stock issued and outstanding as of November 16, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

TWC Tech Holdings II, LLC is the record holder of the shares of Class B common stock reported herein. TWC SPAC Aggregator II, LLC is the managing member of TWC Tech Holdings II, LLC. TWC Employee SPAC Aggregator II, LLC is the managing member of TWC SPAC Aggregator II, LLC. True Wind Capital Management, L.P. is the managing member of TWC Employee SPAC Aggregator II, LLC. True Wind Capital Management GP, LLC, is the general partner of True Wind Capital Management, L.P. As the managing members of True Wind Capital Management GP, LLC, Mr. Greene and Mr. Clammer may be deemed to have or share beneficial ownership of the Class B common stock held directly by TWC Tech Holdings II, LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

TWC TECH HOLDINGS II, LLC, a Delaware limited liability company

By:	True Wind Capital Management GP, LLC, general partner of True Wind Capital Management, L.P., managing member of TWC Employee SPAC Aggregator II, LLC, managing member of TWC SPAC Aggregator II, LLC, managing member of TWC Tech Holdings II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC SPAC AGGREGATOR II, LLC, a Delaware limited liability company

By:	True Wind Capital Management GP, LLC, general partner of True Wind Capital Management, L.P., managing member of TWC Employee SPAC Aggregator II, LLC, managing member of TWC SPAC Aggregator II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC EMPLOYEE SPAC AGGREGATOR II, LLC, a Delaware limited liability company

By:	True Wind Capital Management GP, LLC, general partner of True Wind Capital Management, L.P., managing member of TWC Employee SPAC Aggregator II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT, L.P., a Delaware limited partnership

By:	True Wind Capital Management GP, LLC, general partner of True Wind Capital Management, L.P.

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT GP, LLC, a Delaware limited liability company

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer

By:	/s/ James H. Greene, Jr.
Name:	James H. Greene, Jr.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of TWC Tech Holdings II Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2021.

TWC TECH HOLDINGS II, LLC, a Delaware limited liability company

By:	True Wind Capital Management GP, LLC, general partner of True Wind Capital Management, L.P., managing member of TWC Employee SPAC Aggregator II, LLC, managing member of TWC SPAC Aggregator II, LLC, managing member of TWC Tech Holdings II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC SPAC AGGREGATOR II, LLC, a Delaware limited liability company

By:	True Wind Capital Management GP, LLC, general partner of True Wind Capital Management, L.P., managing member of TWC Employee SPAC Aggregator II, LLC, managing member of TWC SPAC Aggregator II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC EMPLOYEE SPAC AGGREGATOR II, LLC, a Delaware limited liability company

By:	True Wind Capital Management GP, LLC, general partner of True Wind Capital Management, L.P., managing member of TWC Employee SPAC Aggregator II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT, L.P., a Delaware limited partnership

By:	True Wind Capital Management GP, LLC, general partner of True Wind Capital Management, L.P.

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT GP, LLC, a Delaware limited liability company

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer

By:	/s/ James H. Greene, Jr.
Name:	James H. Greene, Jr.